1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC March 2011 Sales Report
Hsinchu, Taiwan, R.O.C. —April 8, 2011 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for March 2011: On an unconsolidated basis, net sales were approximately NT$36.37 billion, an increase of 14.5 percent over February 2011 and an increase of 18 percent over March 2010. Revenues for January through March 2011 totaled NT$102.55 billion, an increase of 15 percent compared to the same period in 2010.
On a consolidated basis, net sales for March 2011 were approximately NT$ 37.32 billion, an increase of 14.1 percent over February 2011 and an increase of 16.9 percent over March 2010. Revenues for January through March 2011 totaled NT$105.38 billion, an increase of 14.3 percent compared to the same period in 2010.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease)%
March	36,370	30,823	18
January through March	102,548	89,174	15

*	Year 2011 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2011*	2010	Increase (Decrease)%
March	37,315	31,919	16.9
January through March	105,377	92,187	14.3

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
April 8, 2011
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Mar. 2011.
1) Sales volume (in NT$ thousand)

Period	Items	2011	2010
Mar.	Net sales	36,370,479	30,823,003
Jan.-Mar.	Net sales	102,548,478	89,174,508
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Mar.	Bal. as of period end
TSMC	114,828,984	—	—
TSMC’s subsidiaries	32,779,954	1,473,400	7,367,000
3) Endorsements and guarantees : None.
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	3,751,186	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(3,423)	—	—	—		—	—
	Unrealized Profit/Loss	—	4,410	—	—	—		—	—
Expired Contracts	Notional Amount	—	45,100,327	21,730,595	—	—	—	—	—
	Realized Profit/Loss	—	(76,581)	(184,817)	—	—		—	—
     TSMC’s subsidiary — TSMC Partners
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	1,550,720	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(3,464)	—	—	—		—	—
	Unrealized Profit/Loss	—	(3,464)	—	—	—		—	—
Expired Contracts	Notional Amount	—	176,040	—	—	—	—	—	—
	Realized Profit/Loss	—	(333)	—	—	—		—	—
     TSMC’s subsidiary — TSMC China
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	2,663,140	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(29,714)	—	—	—		—	—
	Unrealized Profit/Loss	—	(30,452)	—	—	—		—	—
Expired Contracts	Notional Amount	—	1,766,104	—	—	—	—	—	—
	Realized Profit/Loss	—	593	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 8, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer